Filed by QEP Resources, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: QEP Resources, Inc.

Filer’s SEC File No.: 001-34778

Date: December 21, 2020

The following FAQ was sent to employees of QEP Resources, Inc. on December 21, 2020.

QUESTIONS & ANSWERS

Why is QEP merging with Diamondback Energy?

QEP and Diamondback Energy announced we have entered into a definitive agreement under which Diamondback will acquire QEP in an all-stock transaction. The decision to pursue a merger with Diamondback Energy is aimed at delivering long-term value to stakeholders. The combination of the two companies will increase the size and scale of operations and create a large, contiguous Tier-1 acreage position in the Northern Midland Basin. We expect the merger will result in operational synergies and capital efficiencies beyond what each company could achieve independently. Finally, we believe the merger provides stakeholders a compelling investment opportunity in a company with the ability to grow in value in the future.

What is the timeframe?

We anticipate the transaction will close in the first quarter or early in the second quarter of 2021.

How many QEP employees will receive offers from Diamondback Energy?

We don’t know at this time. Employment decisions at or after close will depend on Diamondback Energy’s needs and the level of transition support agreed upon through the transaction. We cannot guarantee employment with Diamondback Energy; however, we have made them aware of our strong team.

How long will I be employed by QEP?

We all need to remain dedicated to the continued operation of our business for the foreseeable future, including through the close of this transaction. Employment decisions at or after close will depend on Diamondback Energy’s needs and the level of transition support agreed upon through the transaction. We cannot guarantee employment with Diamondback Energy; however, we have made them aware of our strong team. To address concerns, all employees will be eligible for severance packages and outplacement support if they are terminated (except for Cause) or if they voluntarily resign for Good Reason for a period of 12 months after close (see the severance question below for details).

Will I be asked to work longer as part of a transition services agreement?

We don’t fully know the extent to which Diamondback Energy will require transition services. Any transition services agreement will be determined by Diamondback Energy needs at the time of close. To receive your severance benefits, you must remain employed through your termination date as determined by Diamondback Energy.

What are the terms of the severance benefits?

For a period of 12 months from close, employees who are terminated (except for Cause) or employees who resign for Good Reason (such as an offer that requires relocation within a certain distance or an offer that results in a material reduction to compensation) will be provided the following:

•	Cash severance payment equivalent to one month of pay for every year of service with a minimum of nine (9) months and a maximum of twelve (12) months;

•	Prorated AIP payout based on the months worked at individual target and 100% company performance;

•	Full vesting of any outstanding long-term incentive awards or long-term cash incentive awards (for participating employees);

•	3 months outplacement services; and

•	3 months COBRA subsidy

Severance payments and benefits are contingent upon signing a release of claims. See the Employee Severance Letter for more information.

How does this impact my current compensation and 2020 incentive payout (typically paid in March 2021)?

Your current pay is not impacted. The 2020 AIP will be paid at individual target and 100% company performance at the regular time or prior to close, whichever is sooner. Normal AIP program proration for leave of absence or partial year employment will apply. You must be employed at the time of the payment to receive your 2020 payout. For eligible employees, new, annual LTI grants will not be provided in March 2021. Additionally, the merger agreement provides that for a period of 12 months after the close of the transaction, salaries or wages, including location premiums (if applicable), will not be less than they are prior to the close of the transaction, and provides that continuing employees will receive other compensation equivalent to similarly situated Diamondback Energy employees.

Will my location premium be impacted?

Location premiums will remain in place at the current rate until the close of the transaction, and the merger agreement provides that, for a period of 12 months after the close of the transaction, salaries or wages, including location premiums, for employees who continue employment with Diamondback Energy will not be less than they are prior to the close of the transaction.

What happens to my QEP stock at the close of this transaction?

All shares of QEP stock, including unvested restricted stock, will convert to shares of Diamondback Energy stock upon close.

What happens to my unvested LTI?

If your employment with Diamondback Energy is terminated without Cause, your LTI treatment falls under the severance protection outlined in your Employee Severance Letter, and your unvested LTI will become fully vested at that time, including any long-term cash awards. If you continue with Diamondback Energy, your unvested LTI will vest on the normal vesting schedule. LTI eligible employees who continue with Diamondback Energy and are employed by Diamondback Energy at the time of the regular, annual LTI grant in October 2021 will receive an LTI grant from Diamondback Energy at least equal to 150% of their prior QEP LTI target. Employees who voluntarily resign, except for Good Reason, will forfeit unvested LTI.

What if I am still in the repayment period for a relocation, adoption assistance, sign-on bonus or tuition assistance?

For a period of twelve (12) months after close, if you are terminated per the terms of your Employee Severance Letter, any repayments owed under a repayment agreement would be forgiven as a part of the severance. Severance treatment is contingent upon signing a release of claims. If you voluntarily resign, except for Good Reason, any repayments owed are required to be repaid in accordance with the terms of your repayment agreement.

What happens to my PTO?

If your employment with QEP ends for any reason before close, any accrued, unused PTO balances will be paid on your final paycheck. If you continue with Diamondback Energy after the transaction closes, your accrued, unused PTO balances will be transferred to Diamondback Energy.

How does this impact my 401(k)?

At this point, there is no impact to your 401(k) plan. We will communicate more information about the impact to your 401(k) related to the close of this transaction when we are able to. Employees who continue with Diamondback Energy post-close will have the opportunity to effect a direct rollover of any eligible rollover distributions, including any outstanding loans, into Diamondback Energy‘s 401(k) plan.

What happens to my deferred compensation?

If you currently have deferred compensation investments in phantom shares of QEP stock, they will convert to phantom shares of Diamondback Energy based on the exchange ratio upon the close of the transaction. The transaction would constitute a Change in Control as defined by the Deferred Compensation Wrap Plan (the “Plan”) upon close of the transaction. Per the Plan, if there is a Change in Control, regardless of any distribution election you have previously made, unvested deferred shares will convert into Restricted Stock outside of the plan and continue to vest on the assigned vest schedule; otherwise, the total amount in your deferred compensation account at the time of Change in Control will be distributed to you in a single lump sum payment within 60 days following the date of the Change in Control. Until the transaction is closed and the Change in Control takes effect, your account will remain with Voya, your funds will continue to be invested as you have them directed, and you may access your account at any time through the Voya website. If you are scheduled to receive a distribution in January 2021, that distribution will be processed as normal.

Will I still receive a QEP service award if I meet a service award date?

Yes, the QEP service award program is still active and will continue until close unless changes are made to the program.

How does this impact my medical coverage? At this point, there is no impact to your benefits. If your employment with QEP ends for any reason prior to close, you will be eligible for health benefits coverage through COBRA. If you are terminated as a result of this transaction (other than for Cause or your voluntary resignation without Good Reason), you will be eligible for 3 months of subsidized COBRA as a part of your Employee Severance Letter contingent upon signing a release of claims. If you continue with Diamondback Energy and become eligible for the Diamondback Energy medical plan, you will receive credit for the plan year in which the transaction closes towards applicable deductibles and annual out-of-pocket limits.

What happens if I am offered a job with Diamondback Energy and choose not to take it? Will there be any implications for my severance eligibility?

If you receive an offer and decline for Good Reason as defined in the Employee Severance Letter, you will be eligible for the severance treatment. If you receive an offer that does not require relocation and/or does not result in a material reduction to your compensation and you decline, you will not be eligible for the severance treatment and will forfeit any unvested LTI awards. You would also be required to make any relocation, sign-on bonus, adoption assistance or tuition reimbursement repayments owed under any repayment agreement between you and QEP.

What happens if I choose to voluntarily resign?

As stated in our Employee Handbook, the requested amount of written notice is two weeks should you choose to resign. If you leave QEP voluntarily, you will not receive any of the severance treatment outlined in the Employee Severance Letter and will forfeit any unvested LTI awards. You also will not be eligible for the 2020 AIP payout if you leave prior to the payment date of the 2020 AIP payout. You would also be required to make any relocation, sign-on bonus, adoption assistance or tuition reimbursement repayments owed under any repayment agreement between you and QEP.

How does this affect my current projects and job duties?

We all need to remain dedicated to the continued operation of our business for the foreseeable future, including through the close of this transaction. We need to continue operating our assets safely and efficiently and focusing on the job at hand until the close of the transaction and in accordance with the terms of the merger agreement. If you have questions about a specific project or job duty, please reach out to your supervisor and VP.

When will I receive more information?

We are committed to sharing more information to the extent that we can as it becomes available.

Where do I go with questions?

If you have any questions, you can talk to your VP or HR. You also can email questions to employeequestions@qepres.com. In the event you are contacted by the media, analysts or external parties, please refer them to Will Kent, our Director of Investor Relations at William.Kent@qepres.com or 303-405-6665.

Important Information for Investors and Stockholders; Additional information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the proposed transaction, Diamondback Energy, Inc. (“Diamondback”) intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of QEP Resources, Inc. (the “Company”) that also constitutes a prospectus of Diamondback. Each of Diamondback and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement of the Company will be mailed to stockholders of the Company if and when available.

INVESTORS AND SECURITY HOLDERS OF DIAMONDBACK AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Diamondback and the Company, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Diamondback will be available free of charge on Diamondback’s website at https://www.diamondbackenergy.com/home/default.aspx under the tab “Investors” and then under the heading “Financial Information.” Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.qepres.com/ under the tab “Investors” and then under the heading “Financial Information.”

Participants in the Solicitation

Diamondback, the Company and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Diamondback is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 24, 2020, and information regarding the directors and executive officers of the Company is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 2, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Diamondback or the Company using the sources indicated above.

Forward-Looking Statements

This filing contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1955 and other federal securities laws. Words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” could,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Diamondback’s and the Company’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Diamondback and the Company, including future financial and operating results, Diamondback’s and the Company’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the merger, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected financial information (including projected cash flow and liquidity), business strategy, other plans and objectives for future operations or any future opportunities. These statements are not guarantees of future performance and no assurances can be given that the forward-looking statements contained in this filing will occur as projected. Actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.

The risks and uncertainties that could cause actual results to differ materially from those in forward looking statements include, without limitation, the ability to obtain the approval of the merger by Company stockholders; the risk that Diamondback or the Company may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that an event, change or other circumstances could give rise to the termination of the merger agreement; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Diamondback’s common stock or the Company’s common stock; the risk of litigation related to the proposed transaction; the risk of any unexpected costs or expenses resulting from the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time from ongoing business operations due to merger-related issues; the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the ability to replace reserves; environmental risks, drilling and operating risks, including the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; exploration and development risks; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals and other risks inherent in Diamondback’s and the Company’s businesses; public health crises, such as pandemics (including COVID-19) and epidemics, and any related government policies and actions; the potential disruption or interruption of Diamondback’s or the Company’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond Diamondback’s or the Company’s control; the risk that the announcement or consummation of the merger, or any other intervening event results in a requirement under certain of the Company’s indebtedness to make a change of control offer with respect to some or all of such debt; and Diamondback’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Other unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward looking statements.

All such factors are difficult to predict and are beyond Diamondback’s or the Company’s control, including those detailed in Diamondback’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.diamondbackenergy.com and on the SEC’s website at http://www.sec.gov, and those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on the Company’s website at https://www.qepres.com/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither the Company nor Diamondback undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.